1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

December 31, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Dynamic Income Fund
File Nos. 333-250288 and 811-22673

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by Dechert LLP from you via telephone on December 17, 2020, regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Dynamic Income Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on November 19, 2020.

The following sets forth the Staff’s comment and the Fund’s response thereto.

Comment 1: Please revise the disclosure in the “Portfolio Contents” section of the Prospectus to state that the adviser to the Subsidiary is treated as an adviser to the Fund for purposes of Section 15 of the 1940 Act.

Response: We respectfully acknowledge your comment. The Fund will update the disclosure at the next opportunity.

Comment 2: With respect to the fee table, please confirm supplementally that the subsidiary’s management fee is included in the “Management Fee” line item and that the subsidiary’s other expenses are reflected in the “Other Expenses” line item.

Response: Currently, the Fund’s subsidiary does not have any fees or expenses, including management or otherwise, that affect the Fund’s expense table. However, the Fund confirms that, should this change in the future, it will include the proportionate share of the subsidiary’s expenses in “Other Expenses,” to the extent required by Form N-2.

Comment 3: Please revise the first sentence of the “Temporary Defensive Investments” section on page 26 consistent with the response letters for PIMCO Income Strategy Fund and PIMCO Income Strategy Fund II, each filed on November 23, 2020.

Anu Dubey December 31, 2020 Page 2

Response: We respectfully acknowledge your comment. The Fund will update the disclosure at the next opportunity.

Comment 4: In the first sentence of the “Financial Statements” section of the SAI, please include a hyperlink to the “annual shareholder report for the year ended June 30, 2020” pursuant to Rule 0-4(d) under the 1940 Act.

Response: We respectfully acknowledge your comment. The Fund will update the disclosure at the next opportunity.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 261-3464 if you have any questions regarding the foregoing.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP